UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sigilon Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

82657L107

(CUSIP Number)

Anat Hakim

Executive Vice President, General Counsel and Secretary

Eli Lilly and Company

Lilly Corporate Center

Indianapolis, Indiana 46285

Telephone: (317) 276-2000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to:

Howard Kenny

Russell M. Franklin

Morgan, Lewis & Bockius LLP

101 Park Avenue

New York, New York 10178

(212) 309-6000

June 28, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON ELI LILLY AND COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION INDIANA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 211,110
	8	SHARED VOTING POWER 797,720*
	9	SOLE DISPOSITIVE POWER 211,110
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,008,830*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.3%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

The reported amount reflects (i) 211,110 shares of common stock, par value $0.001 per share, of Sigilon Therapeutics, Inc. beneficially owned by Eli Lilly and Company, as well as (ii) shares that may be deemed to be beneficially owned by the Reporting Persons as a result of certain voting rights pursuant to the Tender and Support Agreement described in Item 4 below. The reported amount is adjusted for the 1-for-13 reverse stock split of the Issuer, effective as of May 22, 2023, as reported by the Issuer in its Current Report on Form 8-K, filed on May 22, 2023 (the “Reverse Stock Split”).

1	NAMES OF REPORTING PERSON SHENANDOAH ACQUISITION CORPORATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 797,720*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 797,720*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 31.9%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

The reported amount reflects shares of common stock, par value $0.001 per share, of Sigilon Therapeutics, Inc. that may be deemed to be beneficially owned by the Reporting Persons as a result of certain voting rights pursuant to the Tender and Support Agreement described in Item 4 below. The reported amount is adjusted for the Reverse Stock Split.

Explanatory Note

This Schedule 13D supersedes the Schedule 13G filed on February 12, 2021 by Eli Lilly and Company relating to shares of common stock, par value $0.001 per share of Sigilon Therapeutics, Inc., which disclosed the beneficial ownership of 211,110 Shares (as defined below) (the “Owned Shares”). This Schedule 13D is being filed because the filer may no longer qualify to file on Schedule 13G. See Item 4 below.

Item 1.	SECURITY AND ISSUER

This statement relates to the common stock, par value $0.001 per share (the “Shares”), issued by Sigilon Therapeutics, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 100 Binney Street Cambridge, MA 02142.

Item 2.	IDENTITY AND BACKGROUND

This statement is being filed pursuant to Rule 13d-1 under the Act by Eli Lilly and Company, an Indiana corporation (“Lilly”), and Shenandoah Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Lilly (“Purchaser” and, together with Lilly, the “Reporting Persons”). The address of the principal business and the principal office of each of the Reporting Persons is Lilly Corporate Center, Indianapolis, Indiana 46285. The principal business of Lilly is discovering, developing, manufacturing, and selling pharmaceutical products.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of the Reporting Persons is set forth on Schedule A.

During the last five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the persons listed on Schedule A attached hereto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The total amount of funds required by the Reporting Persons to consummate the Offer (as defined below) and purchase all of the outstanding Shares in the Offer and provide funding in connection with the Merger (as defined below) is approximately $34.6 million, plus related fees and expenses. The Reporting Persons expect to fund these payments out of cash on hand. Additionally, the Owned Shares were acquired by Lilly as a private investment in the Issuer before its initial public offering, funded with cash on hand at the time.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4.	PURPOSE OF TRANSACTION

This statement is being filed in connection with the Merger Agreement (defined below) and the Tender and Support Agreement (defined below).

On June 28, 2023, Lilly, the Issuer and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to, and upon the terms and subject to the conditions of which, Purchaser will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding Shares in exchange for (a) $14.92 per Share, net to the stockholder in cash, without interest (the “Closing Amount”) and less any applicable tax withholding, plus (b) one non-tradable contingent value right (“CVR”) per Share, which represents the contractual right to receive contingent payments in an aggregate amount of up to $111.64 per CVR, net to the stockholder in cash, without interest and less any applicable tax withholding, upon the achievement of certain specified milestones in accordance with the terms and subject to the conditions of a contingent value rights agreement (the “CVR Agreement”) to be entered into with a rights agent selected by Lilly and reasonably acceptable to the Issuer (the Closing Amount plus one CVR, collectively, the “Offer Price”). The obligation of Purchaser to accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to various conditions set forth in the Merger Agreement, including (i) that there shall have been validly tendered in the Offer and not validly withdrawn prior to the expiration of the Offer that number of Shares that, together with the number of Shares, if any, then owned beneficially by Lilly and Purchaser (together with their wholly owned subsidiaries), would represent a majority of the Shares outstanding as of the consummation of the Offer, (ii) that no court of competent jurisdiction or other governmental body has issued an order, decree, or ruling, enacted any law or taken any other action restraining, enjoining, or otherwise prohibiting the Offer or the Merger, (iii) the accuracy of the Issuer’s representations and warranties set forth in the Merger Agreement, and the performance of the Issuer’s covenants set forth in the Merger Agreement, in each case in certain respects, to specified standards of materiality, and (iv) the other conditions set forth in Annex I to the Merger Agreement.

After the consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Issuer pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Issuer continuing as the surviving corporation and becoming a wholly owned subsidiary of Lilly (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than (i) Shares held in the treasury of the Issuer or owned by the Issuer, or owned by Lilly, Purchaser or any direct or indirect wholly owned subsidiary of Lilly or Purchaser or (ii) Shares that are held by stockholders who are entitled to and properly demand appraisal for such Shares in accordance with Section 262 of the DGCL), including each Share that is subject to vesting or forfeiture restrictions granted pursuant to a Company Equity Plan (as defined in the Merger Agreement, and such Shares, “Restricted Stock”), will be converted into the right to receive the Offer Price, without interest and less any applicable tax withholding, from Purchaser.

The Merger Agreement provides for the following treatment of the Issuer’s equity awards and warrants:

•

Each option to purchase Shares granted under a Company Equity Plan (excluding, for the avoidance of doubt, the Company ESPP) (each such option, a “Company Stock Option”) outstanding immediately prior to the Effective Time, whether or not vested, will be cancelled, and, in exchange therefor, the holder of such cancelled Company Stock Option will be entitled to receive (without interest), in consideration of the cancellation of such Company Stock Option, (x) an amount in cash (less applicable tax withholdings) equal to the product of (A) the total number of Shares subject to such Company Stock Option immediately prior to the Effective Time multiplied by (B) the excess, if any, of the Closing Amount over the applicable exercise price per Share under such Company Stock Option and (y) one (1) CVR for each Share subject to such Company Stock Option immediately prior to the Effective Time (without regard to vesting) (the “Option Consideration”); provided that any Company Stock Option that has an exercise price that equals or exceeds the Closing Amount shall be cancelled for no consideration.

•

Each Restricted Stock Unit (each such unit, a “Company Restricted Stock Unit”) under a Company Equity Plan that is outstanding immediately prior to the Effective Time, whether or not vested, will be cancelled, and, in exchange therefor, the holder of such cancelled Company Restricted Stock Unit will be entitled to receive (without interest) (x) an amount in cash (less applicable tax withholdings) equal to the product of (A) the total number of Shares issuable in settlement of such Company Restricted Stock Unit immediately prior to the Effective Time multiplied by (B) the Closing Amount and (y) one (1) CVR for each Share subject to such Company Restricted Stock Unit immediately prior to the Effective Time (without regard to vesting).

•

Each of the outstanding warrants to purchase Shares (the “Company Warrants”) that is outstanding immediately prior to the Effective Time will be cancelled as of the Effective Time in exchange for the right to receive (a) cash in an amount equal to the product of (i) the total number of Shares subject to such Company Warrant immediately prior to the Effective Time, multiplied by (ii) the excess of (A) the Closing Amount over (B) the exercise price payable per Share under such Company Warrant, and (b) one (1) CVR for each Share subject to such Company Warrant immediately prior to the Effective Time; provided that, any Company Warrant that has an exercise price that equals or exceeds the Closing Amount shall be cancelled for no consideration.

Concurrently with entry into the Merger Agreement, Lilly and Purchaser entered into a Tender and Support Agreement, dated as of June 28, 2023, with (i) Flagship Ventures Fund V, L.P. and (ii) Flagship Pioneering Special Opportunities Fund II, L.P. (the “Tender and Support Agreement”). Pursuant to the Tender and Support Agreement, each Stockholder (as defined therein) has agreed, among other things, (i) to tender all of the Shares held by such Stockholder (the “Subject Shares”) in the Offer, subject to certain exceptions (including the valid termination of the Merger Agreement), (ii) to vote against other proposals to acquire the Issuer and (iii) to certain other restrictions on its ability to take actions with respect to the Issuer and its Shares.

In furtherance of each Stockholder’s covenants under the Tender and Support Agreement, and for so long as the Tender and Support Agreement has not been validly terminated, each Stockholder agreed to appoint Lilly as its attorney-in-fact and proxy to vote its Subject Shares, to the full extent of such Stockholder’s voting rights, against the corporate transactions described in the immediately preceding paragraph. Accordingly, shared voting power with respect to, and beneficial ownership of, the Subject Shares may be deemed to have been acquired by Lilly through execution of the Tender and Support Agreement.

Schedule B attached hereto contains the name and number of Shares beneficially held by each Stockholder (as represented to Lilly by such Stockholder) (in aggregate, the “Covered Shares”).

The purpose of the Offer is for Lilly, through Purchaser, to acquire control of the Issuer. The Offer would be the first step in Lilly’s acquisition of the entire equity interest in the Issuer. The Offer is intended to facilitate the acquisition of all issued and outstanding Shares. The purpose of the Merger is to acquire all issued and outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as soon as practicable thereafter. At the Effective Time, the fifth amended and restated certificate of incorporation and the amended and restated bylaws of the Issuer will be amended and restated in their entirety in each case pursuant to the form attached to the Merger Agreement.

Following the Merger, the Issuer will become a wholly owned subsidiary of Lilly. In addition, Lilly will cause the Shares to be delisted from the Nasdaq Global Select Market and deregistered under the Act.

Except as set forth in this statement and in connection with the Merger described above, the Reporting Persons do not have any plan or proposals that relate to or would result in any of the transactions described in Item 4 of this Schedule 13D.

The foregoing descriptions of the Merger Agreement and the Tender and Support Agreement, and the respective transactions contemplated thereby, do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement (which includes the form of the CVR Agreement as Annex IV), listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on June 29, 2023. A copy of the Tender and Support Agreement is listed as Exhibit 2.2 hereto.

In connection with the proposed acquisition of the Issuer, Lilly will cause Purchaser to commence the Offer for all of the outstanding Shares. The Offer has not yet commenced. The foregoing is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the Offer materials that Lilly and Purchaser will file with the SEC upon commencement of the Offer. A solicitation and offer to buy outstanding Shares will only be made pursuant to the Offer materials that Lilly and Purchaser intend to file with the SEC. At the time the Offer is commenced, Lilly and Purchaser will file a tender offer statement on Schedule TO, and the Issuer will file a solicitation/recommendation statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC with respect to the Offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ACQUISITION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF THE ISSUER ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND

STOCKHOLDERS OF THE ISSUER SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES IN THE OFFER. The Offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will be made available to all investors and stockholders of the Issuer at no expense to them at Lilly’s website at investor.lilly.com and (once they become available) will be mailed to the stockholders of the Issuer free of charge. The information contained in, or that can be accessed through, Lilly’s website is not a part of, or incorporated by reference in this filing. The Offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will also be made available for free on the SEC’s website at www.sec.gov.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information relating to the beneficial ownership of the Shares by each of the Reporting Persons set forth in Rows 7 through 13 on each of the cover pages hereto is incorporated by reference herein and is as of the date hereof. Such information is based on 2,501,896 Shares issued and outstanding as of June 28, 2023 (based on the representation by the Issuer in the Merger Agreement) (as adjusted for the Reverse Stock Split).

Lilly currently has sole beneficial ownership of the Owned Shares.

As a result of the Tender and Support Agreement, (i) Lilly may be deemed to have the power to vote up the Covered Shares against certain matters set forth in Item 4 above, and thus, Lilly may be deemed to be the beneficial owner of the Covered Shares and (ii) Purchaser may be deemed to be the beneficial owner of the Covered Shares.

Other than the Owned Shares and those Shares that may be deemed to be beneficially owned in connection with the Tender and Support Agreement, Lilly has not acquired and, for the purposes of Rule 13d-4 promulgated under the Act, does not beneficially own any Shares. Other than those Shares that may be deemed to be beneficially owned in connection with the Tender and Support Agreement, Purchaser has not acquired and, for the purposes of Rule 13d-4 promulgated under the Act, does not beneficially own any Shares.

The Reporting Persons are not entitled to any rights as stockholders of the Issuer as to the Shares covered by the Tender and Support Agreement, except as otherwise expressly provided in the Tender and Support Agreement. This Schedule 13D shall not be construed as an admission by the Reporting Persons that the Reporting Persons are, for the purposes of Section 13(d) of the Act, the beneficial owners of any Shares covered by the Tender and Support Agreement.

(c) Except pursuant to the Merger Agreement and the Tender and Support Agreement described above, to the knowledge of the Reporting Persons, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).

(d) To the knowledge of the Reporting Persons, no person, other than the applicable Stockholder under the applicable Tender and Support Agreement, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e) Inapplicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Except for the Merger Agreement and the Tender and Support Agreement described above, which are incorporated into this Item 6 by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of June 28, 2023, by and among Eli Lilly and Company, Shenandoah Acquisition Corporation and Sigilon Therapeutics, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Sigilon Therapeutics, Inc. with the SEC on June 29, 2023).

2.2*	Tender and Support Agreement, dated June 28, 2023, by and among Eli Lilly and Company, Shenandoah Acquisition Corporation, Flagship Ventures Fund V, L.P. and Flagship Pioneering Special Opportunities Fund II, L.P.

99.1*	Joint Filing Agreement, dated as of July 7, 2023, by and among Eli Lilly and Company and Shenandoah Acquisition Corporation.*

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ELI LILLY AND COMPANY

Date: July 7, 2023	By:	/s/ Anat Ashkenazi
	Name:	Anat Ashkenazi
	Title:	Executive Vice President and Chief Financial Officer

SHENANDOAH ACQUISITION CORPORATION

Date: July 7, 2023	By:	/s/ Philip L. Johnson
	Name:	Philip L. Johnson
	Title:	President

SCHEDULE A

1.	Eli Lilly and Company

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Lilly are set forth below. The address of Lilly is: Lilly Corporate Center, Indianapolis, Indiana 46285. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Lilly. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors
Ralph Alvarez	Director; Operating Partner, Advent International Corporation
Katherine Baicker, Ph.D.	Director; Provost, University of Chicago and Professor, Harris School of Public Policy
J. Erik Fyrwald	Director; President and Chief Executive Officer, Syngenta
Mary Lynne Hedley, Ph.D.	Director; Senior Scientific Fellow, Broad Institute of MIT and Harvard
Jamere Jackson	Director; Executive Vice President and Chief Financial Officer, AutoZone, Inc.
Kimberly H. Johnson	Director; Chief Operating Officer, T. Rowe Price Group, Inc.
William G. Kaelin Jr., M.D.	Director; Professor of Medicine, Harvard Medical School
Juan R. Luciano	Director; Chairman and Chief Executive Officer, Archer Daniels Midland Company Citizenship: United States and Argentina
David A. Ricks	Director; Chairman, Chief Executive Officer, Eli Lilly and Company
Marschall S. Runge, M.D., Ph.D.	Director; Chief Executive Officer of Michigan Medicine, Executive Vice President and Medical School Dean at the University of Michigan
Gabrielle Sulzberger	Director; Chair of Global ESG Advisory at Teneo
Karen Walker	Director; Operating Partner, The Goldman Sachs Group, Inc. Citizenship: United States and United Kingdom
Executive Officers (Who Are Not Directors)
Anat Ashkenazi	Executive Vice President and Chief Financial Officer Citizenship: United States and Israel
Eric Dozier	Executive Vice President, Human Resources and Diversity
Anat Hakim	Executive Vice President, General Counsel and Secretary Citizenship: United States and Israel
Edgardo Hernandez	Executive Vice President and President, Manufacturing Operations
Patrik Jonsson	Executive Vice President; President, Lilly Immunology; President, Lilly USA; and Chief Customer Officer
Michael B. Mason	Executive Vice President and President, Lilly Diabetes
Johna L. Norton	Executive Vice President, Global Quality
Leigh Ann Pusey	Executive Vice President, Corporate Affairs and Communications
Diogo Rau	Executive Vice President and Chief Information and Digital Officer
Daniel Skovronsky, M.D., Ph.D.	Executive Vice President, Chief Scientific and Medical Officer, and President, Lilly Research Laboratories
Jacob Van Naarden	Executive Vice President and President, Loxo@Lilly
Alonzo Weems	Executive Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer
Anne E. White	Executive Vice President and President, Lilly Neuroscience
Ilya Yuffa	Executive Vice President and President, Lilly International

2.	Shenandoah Acquisition Corporation

The name, business address, title, and present principal occupation or employment of each of the directors and executive officers of Purchaser are set forth below. The address of Purchaser is: Lilly Corporate Center, Indianapolis, Indiana 46285. Where applicable, the business address listed for each individual not principally employed by Purchaser is the address of the corporation or other organization that principally employs that individual as listed below. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Lilly. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Name	Present Principal Occupation Including Name and Address of Employer
Directors and Executive Officers
Philip L. Johnson	Director and President
Michael C. Thompson	Director and Treasurer
Directors (Who Are Not Executive Officers)
Gordon J. Brooks	Director
Executive Officers (Who Are Not Directors)
Christopher Anderson	Secretary
Jonathan Groff	Assistant Secretary
Katie Lodato	Assistant Treasurer

SCHEDULE B

Stockholder	Shares Beneficially Owned(1)
Flagship Ventures Fund V LP	683,760
Flagship Pioneering Special Opportunities Fund II LP	113,960

(1)	As of June 28, 2023, as provided by such Stockholder.